SilverCrest Closes Private Placement for $749,988

Vancouver, British Columbia--(Newsfile Corp. - January 18, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") is pleased to report that the non-brokered private placement of $749,888 announced January 3, 2018 with Christopher Ritchie has completed. The private placement, which closed on January 17, 2018, is comprised of 451,800 units at a price of Cdn$1.66 per unit for gross proceeds of Cdn$749,988. Each unit consists of one common share and one half of one common share purchase warrant, with each whole warrant being exercisable for one common share of SilverCrest at a price of Cdn$2.29 per share for a term of two years. No finder's fee was paid in connection with this placement.

As Mr. Ritchie was appointed President concurrently with the private placement, the placement to Mr. Ritchie constitutes a "related party transaction", within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 ("MI 61-101"). The Company has relied on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation.

The material change report was not filed more than 21 days prior to closing of the placement due to the timing of the announcement and closing occurring in less than 21 days.

The shares and warrants issued under the private placement and the shares issuable upon exercise of the warrants are subject to a hold period that expires on May 18, 2018.

Net proceeds from the private placement will be used for general working capital purposes.

NO U.S. REGISTRATION
The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable securities laws of any state of the United States, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) or persons in the United States unless registered under the U.S. Securities Act and any other applicable securities laws of the United States or an exemption from such registration requirements is available. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within any jurisdiction, including the United States.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact:Fred Cooper, Investor Relations
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free:1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.